SUPPL

Ref:AM:SJV:2009 ADITYA BIRLA GROUP **February 27, 2009**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE [redacted]
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

09045483

2009 MAR -5 A 6:24

Reg : Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

CRISIL has placed their rating on the Company's outstanding long-term debt from 'AA/Stable' to 'AA-/Negative'.

The Press released issued by the CRISIL in this connection, is Attached herewith.

This is for your information.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

Shrikant Turalkar
Asst. Company Secretary

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

Encl : as above

3/5

CRISIL RATINGS

Rating Release

February 26, 2009
Mumbai

CRISIL downgrades rating on HINDALCO INDUSTRIES' debt and bank facilities

Rs.55.05 Billion Rupee Term Loans	**AA-/Negative (Downgraded from 'AA/Stable')**
Rs.5.50 Billion Cash Credit/Overdraft*	**AA-/Negative (Downgraded from 'AA/Stable')**
Rs.3.5 Billion Non-Convertible Debentures	**AA-/Negative (Downgraded from 'AA/Stable')**
Rs.60 Billion Short-Term Bank Facilities	**P1+ (Reaffirmed)**
Rs.8.70 Billion Letter of Credit/Bank Guarantee	**P1+ (Reaffirmed)**
Rs.0.25 Billion Short-Term Debt Programme	**P1+ (Reaffirmed)**

* Fund-based facilities are fungible with non-fund-based facilities.

CRISIL has downgraded its rating on Hindalco Industries Ltd's (Hindalco's) long-term debt to **'AA-/Negative'** from 'AA/Stable'. The rating on the short-term debt facilities has been reaffirmed at **'P1+'**. The rating downgrade and outlook revision on the long-term rating are a consequence of CRISIL's re-assessment of its ratings on non-ferrous metal producers, in the light of weak metal prices and demand globally (refer CRISIL's February 26, 2009 release, **'CreditAlert: Follow-up actions on ratings of non-ferrous metal producers'**, and CRISIL's February 3, 2009 release, **'CreditAlert: Non-ferrous metal producers'**).

The rating downgrade and outlook revision reflect CRISIL's expectation that weak aluminium prices will keep Hindalco's earnings under pressure over the medium term; the aluminium business accounts for three-quarters of Hindalco's profits. The decline in accruals, coupled with large planned capital expenditure (capex), will also keep the company's gearing high. Moreover, Hindalco is unlikely to realise the expected returns on its investment in Novelis Inc (Novelis) over the medium term, given the severe business downturn that Novelis faces.

Global aluminium demand and prices are likely to remain weak and uncertain over the medium term, placing Hindalco's profitability under pressure. Global aluminium prices have fallen by over 60 per cent from a peak of USD3200 per tonne in July 2008; current prices are near their lowest in the past six years. Slowing demand in key end-user segments, and large inventories, will combine to keep global prices low in 2009 as well. Hindalco will benefit somewhat from a fall in its input costs, and from the depreciation in the Indian rupee, but these will not suffice to mitigate the overall negative effect on the company's earnings.

Hindalco's gearing will remain high because of large capex plans, in excess of Rs.200 billion, over the next five years. Debt funding for the projects, coupled with lower accruals, will increase gearing levels. Over the long term, however, the new projects, with their highly efficient facilities, will enhance the company's competitiveness.

Novelis's recent performance has been significantly weaker than anticipated. This is likely to lead to diminution in the value of Hindalco's investment of Rs.120 billion (as on December 31, 2008; equivalent to about 50 per cent of Hindalco's net worth). Novelis has reported an impairment charge of USD1.5 billion, contributing to a net loss of USD1.9 billion, for the first nine months of 2008-09 (refers to financial year, April 1 to March 31). Continued weak performance, resulting from a steep decline in demand from the construction and automotive segments, is expected to prolong the time that it will take Hindalco to recover its investment in Novelis.

The ratings continue to reflect Hindalco's dominance of the Indian aluminium industry: the company accounts for almost one-third of India's installed production capacity for aluminium and around half of the installed capacity for copper. Hindalco's aluminium operations are highly efficient, evident from its status as one of the lowest-cost aluminium producers in the world. This advantage is a result of the company's highly integrated operations, from bauxite mining to manufacture of downstream aluminium products; additionally, low-cost captive power gives Hindalco a significant competitive advantage in an industry where power is a critical cost component. Hindalco's product mix in its aluminium business has a large proportion of value-added products (over 60 per cent of revenues).

The company has healthy liquidity, reflected in cash and marketable securities of about Rs.58 billion as on December 31, 2008. In November 2008, partly through the proceeds of a rights issue, Hindalco completed the refinancing of the bridge loan taken to buy Novelis.

Outlook:Negative

CRISIL believes that Hindalco's financial risk profile is likely to remain under pressure because of the continued weakness in global metal prices. The ratings may be downgraded in the event of prolonged weakness in aluminium prices. Conversely, the outlook may be revised to 'Stable' if prices and demand recover earlier than expected, or if the company's capex plans are significantly reduced.

About the Company

Hindalco is the flagship company of the Aditya Birla group. The company commenced operations in 1962 with an aluminium facility at Renukoot in Uttar Pradesh. Over the years, it has grown to become the largest integrated aluminium manufacturer in India, with a capacity to produce 514,000 tonnes per annum (tpa) of aluminium and 1.5 million tpa of alumina. The company is also a custom smelter in the copper business. In 2007-08, Hindalco reported a net profit of Rs.28.61 billion (Rs.25.64 billion in 2006-07) on net sales of Rs.192.01 billion (Rs.183.13 billion). In the first nine months of 2008-09, Hindalco reported a net profit of Rs.19.62 billion on net sales of Rs.144.48 billion.

About Novelis

Hindalco acquired Novelis in May 2007, for an aggregate purchase price of USD3.4 billion for equity; it also took up Novelis debt of USD2.8 billion. Novelis is the world's largest aluminium rolled products company. The company was de-merged from Alcan Inc (Alcan) in 2004; it owns almost all of Alcan's former aluminium rolling businesses, and some alumina and primary metal-related businesses in Brazil. Novelis supplies aluminium sheets and foil to the automotive and transportation, beverage and food packaging, construction and industrial, and printing markets. In the nine months ending December 31, 2008, it reported revenues of USD8.24 billion and a net loss of USD1.90 billion (including an impairment charge of USD1.5 billion).

Media Contact	Analytical Contacts	CRISIL Rating Desk
Ramya Krishnan Anil Head, Market Development & Communications **CRISIL** Tel: +91-22-6758-8051 Mobile: +91 98203 42671 Facsimile: +91-22-6758-8088 *Email: RamyaKA@crisil.com*	**Pawan Agrawal** Director, Corporate and Government Ratings – CRISIL Ratings Tel: +91-22-6691 3301 *Email: pagrawal@crisil.com* **Ashutosh Satsangi** Head, Corporate and Goverment Ratings - CRISIL Ratings Tel: +91-22-6691 3096 *Email: asatsangi@crisil.com*	Tel: +91-22-6691 3047 / 6691 3064 *Email:* ***CRISILratingdesk@crisil.com***

Note:
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CRISIL Complexity Levels are assigned to various types of financial instruments. The CRISIL Complexity Levels are available on www.crisil.com/complexity-levels. Investors are advised to refer to the CRISIL Complexity Levels for instruments that they propose to invest in. Investors can also call the CRISIL Helpline at +91 22 6691 3047 / + 91 22 66913064 with queries on specific instruments.

February 26, 2009 *http://www.crisil.com*

CRISIL Complexity Levels are assigned to various types of financial instruments. The CRISIL Complexity Levels for the instruments featured in this document are available on www.crisil.com/complexity-levels. Investors are advised to refer to the CRISIL Complexity Levels for instruments that they propose to invest in. Investors can also call the CRISIL Helpline at +91 22 6691 3047 / + 91 22 6691 3064 with queries on specific instruments.

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